EXHIBIT 99.1

                  [THE DIALOG CORPORATION PLC LETTERHEAD]

 News Announcement
 For Immediate Release

                        THE DIALOG CORPORATION PLC;
                           GROUP PROGRESS REPORT

        Cary, N.C. and London -- May 17, 1999-- The Dialog Corporation plc (NASDAQ: DIAL; LSE: DLG), a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, today updated the investment community concerning strategic initiatives and a new finance facility from The Chase Manhattan Bank.

 Strategic Initiatives

      As indicated in the 1998 fourth quarter statement, Dialog continues to pursue a number of strategic initiatives, which the Board anticipates would serve to enhance shareholder value and result in a substantial reduction of corporate debt. Negotiations progress satisfactorily, and the Board expects to be in a position to make a further announcement in due course.

 1999 First Quarter Trading

      Operating progress in the first quarter of 1999 has been consistent with market expectations and in line with the outlook reported at the time of the 1998 fourth quarter statement in March 1999. The Board expects the announcement regarding the first quarter results to be made at the end of May 1999.

 Financing Market Opportunities

      A new facility from The Chase Manhattan Bank has enabled the release of funds previously earmarked for debt repayments to be invested in the high growth market opportunities of Information Services, Web Solutions and eCommerce.

      Dialog is actively engaged in discussions which, subject to their outcome, will result in a substantial reduction of Dialog debt.

      The Board has appointed The Chase Manhattan Bank as joint advisors to support the Group in these initiatives.

 The Chase Manhattan Bank

      Dialog and its Senior Lenders have amended the terms of the Senior Credit Facility so that in addition to the Company making its scheduled principal and interest payments falling due in May, the Company has also prepaid a portion of the Senior Debt repayment due in November 1999. Additionally, Dialog increased the size of the Senior Debt Facility by a net $11.5 million through a new $25 million medium term loan due in October 2002 provided by The Chase Manhattan Bank. The Chase Manhattan Bank and its affiliates were the lead managers for both the senior and high yield debt required to finance the acquisition of Knight Ridder Information, Inc.

      In connection with this incremental financing, Dialog has agreed to issue to The Chase Manhattan Bank warrants to purchase an initial 1.5 million new Ordinary shares of Dialog (representing approximately 1 percent of the current issued share capital of Dialog) exercisable between now and October 11, 2002, together with additional warrants to purchase up to a maximum of a further 1.5 million new Ordinary shares between August 1 and November 1, 1999 if the term facility is still outstanding on those dates, such warrants to be exercisable up to May 14, 2004. The warrants are exercisable at a price of 120.5 pence per Dialog ordinary share (the closing mid-market price on May 13, 1999; ADS equivalent - $7 3/4).

 The Dialog Corporation plc

      The Dialog Corporation plc (http://www.dialog.com) is a leading provider of Internet-based information, technology and eCommerce solutions to the corporate market, created by the merger of M.A.I.D plc and Knight-Ridder Information Inc. Dialog provides a range of technologies and services for Internet and intranet-based knowledge management and eCommerce applications. The Company's InfoSort indexing technology is widely perceived to offer an industry standard for information categorization, while the DIALOG, DataStar and Profound range of products and services provide comprehensive, authoritative sources of information to professionals worldwide. The Dialog Corporation has world headquarters in London and US headquarters in Cary, NC. Its American Depositary Shares
 (ADS) are traded on NASDAQ under the symbol "DIAL" with four Ordinary Shares comprising one ADS; its Ordinary Shares trade on the London Stock Exchange under the symbol "DLG."

      This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. The forward-looking statements can be identified by terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "inevitable," "believe" or "continue" or variations thereon, and include, among others, the launch dates of the Company's products noted above. The Company's actual results could differ materially from those discussed in the forward-looking statements as a result of certain factors, including, among others, those set forth under the caption "Risk Factors" in the Company's most recent Report on Form 20-F or generally in the Company's Reports on Form 6-K. The Company disclaims any obligation to update these forward-looking statements as a result of subsequent events.

 CONTACT:  The Dialog Corporation plc
           David Mattey, Chief Financial Officer
           011 44 171 930 6900
                 or
           Kristian Talvitie, Head of  US Investor Relations
           (212) 381 1824
           kristian_talvitie@dialog.com

           Jaffoni & Collins (for Dialog)
           David Collins
           Robert Rinderman
           (212) 835-8500
           dial@jcir.com